McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219-4030 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

October 12, 2010

VIA EDGAR

Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Apple REIT Eight, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarters Ended January 31, 2010 and June 30, 2010
File No. 000-53175

Dear Ms. LaMothe:

           We are responding on behalf of our client, Apple REIT Eight, Inc. (the “Company”), to your letter to Mr. Glade M. Knight, Chief Executive Officer, dated September 30, 2010.

           This letter repeats the comments from your letter of September 30, 2010, together with responses on behalf of the Company. On factual matters referred to in this letter, we have relied on information and representations provided to us by Company management personnel.

Form 10-K

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions, page 23

1.

We have read and considered your response to comment two. While some of your agreements and arrangements were in place at inception and were disclosed in detail in the original prospectus and registration statements, your disclosures should continue to discuss, to the extent these transactions are deemed material, the intercompany transactions between ASRG, A8A, and the other Apple REIT entities as well as disclose the fact, if true, that such transactions are not approved by the company’s board of directors. Please provide us your proposed disclosure that you plan to include in future filings.

October 12, 2010

The Company will include information similar to the following in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in its annual Form 10-K in addition to its current disclosures:

“The Company’s independent members of the Board of Directors oversee and annually review the existing related party relationships and are required to approve any significant modifications to the existing contracts, as well as any new significant related party transactions. The Board of Directors is not required to approve each individual transaction that falls under the existing relationships. However, under the direction of the Board of Directors, at least one member of the Company’s senior management team approves each related party transaction.”

Form 10-Q for the Quarterly Period Ended June 30, 2010 Liquidity and Capital Resources

2.

We have read and considered your response to comment four which appears to address your intentions to report liquidity decisions once resolved. Although the substance of your disclosure may change due to future events; in the meantime, your discussion should identify material cash commitments and clearly discuss uncertainties related to your low cash balances and reliance upon a credit line with limited capacity. Your disclosures should also reflect how the company plans to meet existing known or reasonably likely future cash requirements, including distributions and redemptions in light of your company’s sources of liquidity. As previously requested, please provide us with your proposed disclosure.

The Company has attempted to be clear in its discussion of Liquidity and Capital Resources that although not required to do so, it will attempt through additional financing to maintain its current distribution (which was lowered in 2009) and redemption rates. Also highlighted in the discussion is the fact that if the Company is not successful in obtaining additional financing it would have to reduce its distributions. The bolded text below reflects this discussion as presented in the Company’s Form 10-Q dated 6/30/10. To further reiterate this point, the Company proposes the underlined text inserted in the paragraph below. Also as additional information, subsequent to the Company’s letter to you dated 8/20/10, the Company has successfully completed the refinancing of the mortgage that was to mature in 2010 and is in the process of completing a modification to its line of credit. Based on the term sheet with the lender the line of credit will be extended for 2 years to October 2012 and increased to a maximum of $100 million. The Company proposes to include the following information (updated for the third quarter) in addition to any available update on its financing status in its third quarter Form 10-Q:

“In November 2008, the Company entered into a $75.0 million revolving line of credit which expires in November 2010. The line of credit was obtained to meet short-term cash needs as the Company planned on completing a significant number of hotel renovations, and newly opened properties have a period of ramp up to normal operating status. Through June 30, 2010, substantially all of the planned renovation work was completed. With the

October 12, 2010

availability of this line of credit, the Company maintains little cash on hand, accessing the line as necessary. As a result, cash on hand was $0 at June 30, 2010. The outstanding balance on the line of credit was $70.8 million at June 30, 2010 and its interest rate was 2.1% . The Company anticipates that cash flow from operations and the revolving line of credit will be adequate to meet its liquidity requirements, including required distributions to shareholders (the Company is not required to make any distributions at this time), capital expenditures and debt service. The Company is pursuing extending its existing debt that is due in 2010 and additional financing in 2010 so that it can make distributions in excess of required amounts to maintain its REIT status. The Company intends to maintain a relatively stable dividend rate instead of raising and lowering the distribution rate with varying economic cycles. With the depressed financial results of the Company and the lodging industry, the Company will attempt to utilize additional financing to achieve this objective. Although the Company has relatively low levels of debt, there can be no assurances it will be successful with this strategy and may need to reduce its distributions to required levels. If the Company were unsuccessful in extending its maturing debt in 2010 and 2011 or if it were to default on its debt, it may be unable to make distributions.”

          As indicated in your letter dated September 30, 2010, the Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision. Attached is a letter, signed on behalf of the Company, confirming those matters referred to in your letter dated September 30, 2010.

           Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

Martin B. Richards

cc:	Yolanda Crittendon, Accountant, Division of Corporation Finance
Glade M. Knight
David S. McKenney
David P. Buckley
Bryan F. Peery